SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 17, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated November 17, 2004, announcing that Microsoft and Dassault Systemes have formed a strategic alliance. Customers will benefit from DS 3D collaborative solutions and PLM taking advantage of the Microsoft Platform.

Microsoft and Dassault Systèmes Form
Strategic Alliance

Customers to benefit from DS 3D collaborative solutions and PLM taking advantage of the Microsoft platform

REDMOND, Wash., U.S., and PARIS, France – Nov. 17, 2004 — Microsoft Corp. and Dassault Systèmes (DS) (Nasdaq “DASTY,” Euronext Paris: #13065, DSY.PA) today announced a multiyear, global strategic alliance to deliver Dassault Systèmes’ product lifecycle management (V5 PLM) and 3D design solutions to companies of all sizes taking advantage of the Microsoft® software platform.

Dassault Systèmes’ software enables companies to simulate products virtually in 3D from conception to maintenance across the extended enterprise, reducing the time and cost to develop products and increasing innovation. By capitalizing on the Microsoft platform, the companies intend to deliver greater customer value through solutions that are easy to use, deploy and maintain with reduced ownership and integration costs. This alliance enables a far broader set of customers to realize the benefits of 3D collaboration and PLM.

The alliance brings together Dassault Systèmes’ strength in 3D software with Microsoft’s platform, which includes Web services development via Microsoft .NET, real-time collaboration, and both the Windows® client and Windows Server™ operating systems. Dassault Systèmes’ V5 PLM and 3D collaborative solutions, which currently run on both the Windows client and Windows Server platforms, will leverage the Microsoft platform across a broad range of current and future Microsoft products.

“Microsoft and Dassault Systèmes share a common vision of democratizing 3D and making PLM more pervasive,” said Bernard Charlès, president and CEO of Dassault Systèmes. “This alliance focuses on innovation to deliver an easy-to-use 3D global collaborative environment to create, simulate, manufacture and service any physical goods.”

Dassault Systèmes’ industry-leading PLM solutions include CATIA, DELMIA, ENOVIA, and SMARTEAM; its 3D design solutions include the SolidWorks product line. The alliance will result in the integration of these solutions with Microsoft .NET, SQL Server™, BizTalk® Server, SharePoint® Portal Server, Windows “Longhorn” and Windows XP 64-bit Edition.

“We are delighted to bring together the full power and reach of the Microsoft platform with Dassault Systèmes’ collaborative solutions,” said Bill Gates, chairman and chief software architect at Microsoft. “The winning combination of Microsoft .NET and Dassault Systèmes promises to make product lifecycle management accessible and affordable to a whole new set of customers in the manufacturing value chain.”

Microsoft and Dassault Systèmes have also agreed to explore opportunities to work together to encourage broad market adoption of XML for 3D applications across the design and graphics industry. The two companies will work with industry associations, other PLM software vendors, and 3D graphics technology companies to advance interoperability using common XML-based technologies.

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The companies will also explore opportunities to work toward delivering fully integrated products in the field of automation. Through its DELMIA Automation product line, Dassault Systèmes enables companies to digitally define, control, and monitor the automated systems that control the factory floor.

A rebroadcast of the press conference to be held in Paris today will be available for viewing on Dassault Systèmes’ web site as of Thursday, Nov. 18, at 1pm Paris time (Central European Time).

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About Dassault Systèmes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

About Microsoft
Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

Microsoft, Windows, Windows Server, BizTalk and SharePoint are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.
The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. The success of the agreements and products described above and the future operating results of Dassault Systèmes may differ from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with new versions and new products, the availability of Dassault Systèmes’ products and services, implementation of products and services, existence of errors or defects in products, rapid technological change, dependence on the Internet, significant current and expected additional competition, and the need to continue to expand product distribution and services offerings. Further information on potential factors that could affect the financial results of Dassault Systèmes are included in Dassault Systèmes’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and its other filings with the Securities and Exchange Commission, which are available at http://www.sec.gov/. Dassault Systèmes assumes no obligation to update the information in this press release.

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft.com/presspass/contactpr.asp.

Microsoft Press Contacts Rapid Response Team Waggener Edstrom +1 (503) 443-7070 rrt@wagged.com	Dassault Systemes Press Contacts Anthony Marechal +33 1 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Dassault Systemes Investor Contact Harriet Keen Financial Dynamics +44 207 831 3113

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: November 17, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration